

Mail Stop 3561

December 1, 2016

Frank De Costanzo
Chief Financial Officer
Eagle Bulk Shipping Inc.
300 First Stamford Place, 5th Floor
Stamford, Connecticut 06902

      Re: Eagle Bulk Shipping Inc.
              Form 10-K for the Year Ended December 31, 2015
              Filed March 31, 2016
              File No. 001-33831

Dear Mr. De Costanzo:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Vessel Lives and Impairment, page 63

1. We note your disclosure on page 63, that in developing future cash flows estimates used in your impairment analysis, you utilize an estimated daily TCE for your vessels' unfixed days based on the last twenty years of historical average of one to three years' time charter. In light of your disclosures that actual rates are currently lower than estimates and that charter rates in the last few years have continued to drop, please provide for us a sensitivity analysis illustrating how your impairment analysis for your vessels would have been affected if the most recent five year, three year or one year historical average rates had been utilized for purposes of estimating cash flows for unfixed days and consider providing

at risk disclosures in terms of failing your impairment test with current rate assumptions. If you are not at risk in terms of failing your test, please state this fact.

Results of Operations for the years ended December 31, 2015, 2014 and 2013

Factors Affecting Our Results of Operations, page 66

2. We note your disclosure on page 66 which cites the reason for your presentation of the combined results for the predecessor and successor periods for the year ended December 31, 2014. Please be advised that it is not appropriate to combine the results for the predecessor and successor periods for purposes of MD&A discussion or otherwise as the financial statements are prepared on different bases of accounting and are not comparable. In this regard, please revise MD&A to include separate discussions of the predecessor and successor entities' results for each respective period or alternatively provide a discussion of your results on a pro forma basis.

Quantitative and Qualitative Disclosures about Market Risk, page 75

3. Given the substantial amount of debt on your balance sheet, please revise your market risk disclosures to provide a more robust discussion of the effects of interest rate risks on your results of operations and financial condition. Your discussion of this market risk does not comply with the guidance outlined in Item 305 of Regulation S-K. Please also revise to expand your discussion of foreign currency risk to comply with one of the disclosure alternatives in Item 305(a) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-4

4. We note that the audit report on page F-3 covers the predecessor period for the 2014 year from January 1, 2014 to October 15, 2014. Given that the successor period audit report on page F-4 includes the period from October 25, 2014 to December 31, 2014, it is unclear if the audit covers the period from October 16, 2014 to October 25, 2014. We note that in your December 31, 2014 10-K, the audit report for the 2014 successor period covered from October 16, 2014 to December 31, 2014. Please revise to include the appropriate audit report so that all periods presented in your 10-K are covered by audit.

Note 13. Stock Incentive Plans, page F-28

5. Please revise to include all disclosures required by ASC 718-10-50 related to your stock compensation. In this regard, it appears that during the periods subsequent to your emergence from bankruptcy, you made several grants of restricted stock and stock options. Please revise to disclose the information required by ASC 718-10-50-2 for the appropriate periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure